Filed by Shire plc

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

#1 Creating a Global Biotechnology Company and Leader in Rare Diseases

Forward Looking Statements and Other Matters Forward-Looking Statements Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following: • • • • the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions; the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected benefits of the transaction may not be realized; disruption from the proposed transaction may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers; the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters; the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations; Shire may not complete its proposed acquisition of Dyax Corp. (“Dyax”) due to the occurrence of an event, change or other circumstances that gives rise to the termination of the relevant merger agreement or the failure to satisfy certain closing conditions, including the Dyax shareholder approval; products and product candidates may not achieve commercial success; product sales from ADDERALL XR and INTUNIV are subject to generic competition; the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases; supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches; the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval; the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations; investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines; adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations; Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives; failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax may adversely affect the combined company’s financial condition and results of operations; the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations; the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners; difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other • • • • • • • • • • • • • • • benefits at the time anticipated or at all; and other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in Baxalta’ current Registration Statement on Form S-1, as amended, and in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. 2

Forward Looking Statements and Other Matters (cont’d) Additional Information This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kayklandone@baxalta.com or (224) 948-3371. The statements in this presentation are Shire’s statements and not those of Baxalta or any third party. Certain Information Regarding Participants Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Trademarks Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID. Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions. Basis of Forecasts The Shire forecasts included herein are derived from Shire’s Long Range Plan (the "LRP") and Shire papers subsequently produced as part of the business planning process. Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015. This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance. The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.. The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development. For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain. As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light. The forecast product sales for Baxalta included in this communication have been stated on a constant currency and risk adjusted basis. 3

Transaction Highlights • Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire ADS per Baxalta share. Based on Shire closing ADS price of January 8, 2016 implies a value of $45.57 per Baxalta share – – Represents an aggregate consideration of approximately $32 billion Baxalta shareholders to own approximately 34% of the combined company Consideration • Represents a premium of 37.5% to the unaffected share price of Baxalta on August 3, 2015 • • Projected to deliver an attractive ROIC; expected to exceed Shire cost of capital in 2020 Expected to be accretive to Non-GAAP diluted EPS in 2017, the first full calendar year of ownership, and beyond Expected to generate over $500m in operating cost synergies, with additional revenue synergies and combined Non-GAAP effective tax rate of 16 – 17% Shareholder Value • • • Shire has secured an $18.0 billion fully underwritten bank facility to finance the combination Shire is committed to maintaining an investment grade credit-rating for the combined entity Financing • • • Transaction has been approved by the boards of both companies Transaction expected to close mid-2016 Closing of the transaction is subject to approval of Baxalta and Shire shareholders, certain customary closing conditions, including regulatory approvals, and receipt of satisfactory Timing and Closing tax-related legal opinions 4

Proposed combination would create the global leader in rare diseases with compelling financials and a strong outlook

The Global Leader In Rare Diseases

#1 Category leader in rare diseases by both revenue and pipeline

~65% Rare diseases revenues — Clear strategic fit, increasing Shire's focus on rare diseases

Opportunity to lever enhanced global footprint and complementary rare diseases capabilities

Durable TA[(1)] Leadership Positions Driven By Multiple Best-in-Class Products

$1B+ Multiple $1B+ high-value franchises

Strong competitive positions

>60 Combined development programs in the pipeline

>50 Pipeline programs in rare diseases

>30 New product launches planned with ~$5B sales potential by 2020[(2)]

Compelling Financial Profile and Value Creation

Projected double-digit top-line growth

>$500M Cost synergies — Project >$500M cost synergies, combined effective Non-GAAP tax rate of 16-17% in 2017, and revenue upside potential[(3)]

Accretive to Non-GAAP earnings in 2017[(3)]; attractive ROIC exceeding Shire's cost of capital in 2020[(3)]

Enhanced Diversification and Optionality

Enhanced revenue balance and durability across geographies and product lifecycle

Platform for future growth

Increased portfolio breadth and optionality

(1) Therapeutic Area. (2) Based on Shire management projections and subject to regulatory approvals; including recently approved products Adynovate, Vonvendi and Obizur (3) Projections based on Shire management assumptions.

5

Focused strategy to drive sustainable therapeutic innovation and shareholder value creation Shire’s strategy is generating improved patient outcomes and shareholder returns Combined company will accelerate growth and innovation commercial excellence and M&A Growth Innovation Efficiency People 6 Accelerate long-term growth through Enhance domain expertise and build our pipeline in core and adjacent TAs Improve profitability with lean infrastructure Develop a high-performance culture Expand TA leadership through enhanced commercial capabilities, global footprint, and broader portfolio of best-in-class products Lever specialized R&D expertise and enhanced scale to increase portfolio productivity Drive synergies and profitability through global scale and lean G&A model Foster an entrepreneurial, patient-focused culture, retaining “best of both” talent and practices A leading global biotechnology company delivering innovative medicines to patients with rare diseases and other specialty conditions

Combination enhances category leadership in rare diseases

Combined rare diseases platform


Immunology
GAMMAGARD LIQUID
Subcuvia
HyQvia
Glassia
SM101
ARALAST
Oncology
Rigosertib
Pacritinib
onivyde (irinotecan liposome injection)
BAX 069
oncaspar pegaspargase
Calaspargase pegol
Hematology
ADVATE
ADYNOVATE
FEIBA
RIXUBIS
BEBULIN
vonvendi
HEMOFIL M
RECOMBINATE
Obizur
BAX 335
BAX 817
BAX 826
BAX 888
BAX 930
IMMUNINE
Neuroscience / Ophthalmics
TH/GCH1 (GenePod)
SHP622
SHP607
SHP630
SHP616 (NMO)
GAMMAGARD LIQUID
HyQvia (5)
GI / Internal / Endocrine
SHP625
SHP627
Gattex
SHP621
SHP620
XAGRID
Natpara (parathyroid hormone) for injection
LSDs and HAE (3)
elaprase (idursulfase)
VPRIV velaglucerase alfa for injection
SHP609
SHP631
SHP611
SHP635
SHP623
SHP637
firazyr
CINRYZE
DX2930 (4)
REPLAGAL
KALBITOR(4) ecallantide
#1 in rare diseases
~$13B in 2020 rare diseases revenue(1); >50 products / programs(2)

(1) Future results are estimates based on Shire management projections. Combined revenues in rare diseases projected to be ~$13B by 2020 which is the most of any rare diseases company according to Shire analysis. Subject to regulatory approvals. (2) >50 inline + pipeline rare diseases products and programs including select pre-clinical programs; more rare diseases products and programs than any other company according to Shire analysis. (3) Lysosomal storage disorders and hereditary angioedema (4) Pending completion of Dyax acquisition. (5) Pending future approval of new neurology indications (e.g., CIDP).

7

Eight leading franchises each with best-in-class products Positioned for sustained TA leadership Baxalta Shire (1) Pending completion of Dyax acquisition (2) Subject to regulatory approvals. (3) Launching 2H 2016 (4) Proforma 2015 revenues for Oncaspar (5) Launching 2016. Source: Analyst consensus and Shire management projections at constant exchange rates. 8 Category and 2015E net sales Key brands (3) (~$2.5B) (5) Oncology (~$200M pro forma)(4) Immunology Hematology (~$4B) Category and 2015E product salesKey brands / DX2930(1,2) Lifitegrast (2) Ophthalmics HAE (~$1B) GI / Endocrine (~$1.5B) LSDs (~$1.5B) Neuroscience (~$2B)

Double-digit top-line growth and increasing focus on rare diseases

Strong, synergistic revenue growth


>$20B
~11% CAGR
~$6B
~$6B
Shire
Baxalta
2015E(1)
Combined
2020E(2)

Joint portfolio increases Shire's proportion of revenue from rare diseases


90%
~65%
Rare diseases
45%
Shire
Baxalta
2015E(1)
Combined
2015E(1)

(1) Based on Shire and Baxalta company guidance. (2) Based on Shire management projections.

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Baxalta brings clear and sustainable leadership in hematology

2015E Market Share in hemophilia and hematology[1]


~$12B
~$9B
~$6B
Other
Biogen
Pfizer
CSL
Novo Nordisk
Alexion
Bayer
Baxalta
~30%
~40%
~50%
Benign hematology
All hemophilia (A / B / Inh)
Hemophilia A

Baxalta has the broadest hemophilia portfolio

Select products	Hemophilia A	Inhibitor therapies	Hemophilia B
Baxalta	ADVATE ADYNOVATE HEMOFIL M RECOMBINATE	FEIBA Obizur	RIXUBIS
Bayer	Kogenate FS		
Novo Nordisk	novoeight	NovoSeven RT	
Pfizer	ReFacto AF		BeneFix
CSL	HUMATE-P Helixate FS		
Biogen	ELOCTATE		ALPROLIX

(1) Companies with market share ≥ 5% shown, others grouped into "Other." Hematology as defined does not include hematopoietic growth factors (e.g., ESAs, G-CSFs) or treatments for DVT / anticoagulants. Source: EvaluatePharma, accessed 16 Dec 2015, Shire analysis.

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Continued growth and innovation opportunities in the hemophilia market

Hemophilia is an attractive market



Global Hemophilia Market Revenues(1)
($M)
CAGR 2015E-2020E: 5.5%
8,549
1,748
965
5,746
8,954
1,800
1,047
6,107
9,440
1,854
1,109
6,477
9,970
1,910
1,165
6,895
10,494
1,967
1,223
7,304
11,033
2,026
1,279
7,728
2015E
2016E
2017E
2018E
2019E
2020E
Hemophilia A
Hemophilia B
Inhibitors

Heterogeneous market

- Key factors: disease severity, age, geography, and treatment strategy (prophylaxis vs. on demand)

Low switching rates

- High brand loyalty, concerns about switching and inhibitor development
- Average time on current therapy 10-15 years, 25% on plasma-derived factor

High bar for safety and efficacy

- Set by current generation of recombinant factors

Key trends



Segment growth driven by innovation and global reach

- Increasing diagnosis rates, especially in developing countries
- Increasing adoption of prophylaxis, currently 25-30%(2)
  - Even among severe adults ~40% still treated "on demand"
- Longer half-life products increase convenience and sustain higher trough levels(3)



Treatment regimens increasingly individualized

- Median treatment frequency = 1x / week
- Range from every other day to episodic
- Greater choice as new products emerge

(1) Morgan Stanley Equity Research (3/10/2015) (2) Estimated proportion of current patients on prophylaxis (Baxalta analysis) (3) Trough levels refers to the lowest factor concentration between dosing intervals.

Source: Shire market research

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Well positioned for sustained leadership in hemophilia

Current standards of hemophilia care

ADVATE
FEIBA Prophylaxis
RIXUBIS
RECOMBINATE
HEMOFIL M
BEBULIN
IMMUNINE

- Leadership position in terms of share, breadth, and innovation
- Advate recognized as best-in-class rFVIII with ~50% share advantage vs. nearest competitor
- Durability in face of Eloctate launch (3-5% share point loss)

Near term best-in-class growth drivers

ADYNOVATE
Obizur
Acute Bleed Control

- Emerging best-in-class products
- Build on and solidify franchise leadership

Next generation of innovations(1)

BAX 335
Ph 3 FIX gene therapy

BAX 826
Ph 1 EHL rFVIII (polysialylated)

BAX 888
Ph 1 FVIII (gene therapy)

- Further extends franchise leadership
- BAX 335 is the most advanced FIX GT program(2)
- BAX 888 expected to enter clinic in 2016

(1) Subject to regulatory approval. (2) Based on Shire market research, Baxalta's FIX gene therapy program is expected to be the first hemophilia gene therapy program to initiate phase 3 clinical trials.

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Hemophilia franchise provides core for building a broader hematology and oncology business Hemophilia Broader Hematology and Oncology 13 Calaspargase pegol BAX 069 BAX 888 BAX 817 BAX 930 Rigosertib Pacritinib BAX 826 BAX 335

Breadth, established position, and innovation propel immunoglobulins (IG) business



Baxalta's Broad IG Portfolio
Baxalta's Cornerstone IG brand
GAMMAGARD LIQUID
[Immune Globulin Intravenous (Human)] 10%
Expanding Baxalta's IGSC Platform With 20% Concentration
Subcuvia
The Only IgA < 1µg/ml
GAMMAGARD S/D
[Immune Globulin Intravenous (Human)]
Solvent/Detergent Treated
IgA less than 1 µg/mL in a 5% solution
The Only Once-A-Month IGSC Future Flagship Brand
HyQvia
Immune Globulin Infusion (Human), 10% with Recombinant Human Hyaluronidase
Baxalta's Platform for Growth in IG

Leading market position

- Broadest IG portfolio in the industry
  - Durable assets supported by specialized competitive requirements
- Expected 9%(1) annual sales growth in 2015 with over 10 years of on-market experience
  - Capacity expansion unlocks potential growth
- Patient demand for IG products remains robust and expected to continue for the foreseeable future

HyQvia launch driving growth

- Best-in-class product as the only once-monthly SubQ IG brand
- Strong initial U.S. uptake following Q4 2014 launch
- Continued sales growth expected from:
  - Increasing share of SubQ IG market
  - Converting current IVIG patients to SubQ
  - Additional future indications (e.g., neurology)
  - Geographic expansion

(1) Growth rate compares to 2014 pro forma sales as guided by Baxalta in its Q3 2015 Performance Update

Source: Baxalta investor presentations, Shire management projections and analysis.

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Robust combined pipeline of innovative rare disease programs with near- and long-term potential

Shire[2]

Preclinical
- **27** Research programs
- **SHP630** adRP
- **SHP636** MRT for CF
- **SHP637** MRT for UCD
- **SHP623** (rC1-INH) HAE prophylaxis
- **TH / GCH1** Gene pod Parkinson's subset
- **SHP639** Glaucoma

Phase 1
- **SHP611** MLD (Ph 1/2)
- **SHP622** Friedreich's ataxia
- **SHP627** Focal segmental glomerulosclerosis
- **SHP631** Hunter CNS (Armagen)
- **SHP626** Non-alcoholic steatohepatitis

Phase 2
- **SHP607** Prevention of ROP
- **SHP610** Sanfilippo A
- **SHP625** Alagille syndrome
- **SHP625** Primary sclerosing cholangitis
- **SHP625** Primary biliary cirrhosis
- **SHP625** Progressive familial intrahepatic cholestasis
- **LDX** (Japan) ADHD

Phase 3[3]
- **Firazyr** (Japan) HAE
- **SHP609** Hunter IT(ph 2/3)
- **SHP616** (Cinryze) (Japan) HAE prophylaxis
- **SHP616** (Cinryze) Acute antibody mediated rejection
- **SHP616** (Cinryze SC) HAE prophylaxis
- **SHP465** ADHD
- **SHP555** (US) Chronic constipation
- **DX2930**[1][6] Prophylactic hereditary angioedema (HAE)
- **SHP616 (Cinryze)**[1] Acute neuromyelitis optica (Ph2/3)
- **SHP620**[1] (Maribavir) CMV in transplant patients
- **SHP621** (Meritage) EoE
- **SHP640 FST-100**[1] Infectious conjunctivitis
- **INTUNIV** (Japan) ADHD

Registration
- **NATPAR** (EU) Hypoparathyroidism
- **SHP606** (Lifitegrast) Dry eye disease

Baxalta[4]

Preclinical
- **Anti-TFPI** Hemophilia
- **BAX 826** EHL rFVIII PSA
- **BAX 888** FVIII gene therapy
- **Calaspergase Pegol** AML
- **Pacritinib** CLL / PV / myelodysplastic syndrome
- **SM201 / SM211** Anti-FcyRIIb IgG
- **SM301** Anti-FcyRIIb IgG

Phase 1
- **BAX 930** TTP (rADAMTS13)

Phase 2
- **BAX 069** (Imalumab anti-MIF) malignant ascites
- **BAX 335** FIX gene therapy
- **MM-398** (nal-IRI) Pancreatic 1st Line
- **Rigosertib** Myelodysplastic syndrome
- **SM101** (FcyRIIb) SLE
- **SM101** (FcyRIIb) IgA N (Berger)
- **BAX 069** (Imalumab Anti-MIF) colorectal

Phase 3[3]
- **BAX 817** rFVIIa
- **ADYNOVATE / BAX 855** (Europe) EHL rFVIII PEG
- **BAX 2001** (Rigosertib) High-risk MDS
- **Calaspargase pegol** ALL
- **HYQVIA** CIDP
- **MM-398** (nal-IRI) Gastric 1st Line
- **Oncaspar** Lyophilized ALL
- **Pacritinib** AML
- **BAX 923** Adalimumab biosimilar
- **BAX 2200** Etanercept (Enbrel) biosimilar

Registration
- **20% IGSC** (EU) Primary immunodeficiency
- **MM-398** (nal-IRI)[5] (EU) Pancreatic cancer post-gemcitabine
- **Pacritinib** Myelofibrosis
- **Oncaspar** (EU) ALL

Key metrics for combined portfolio

>60	Combined development programs in the pipeline
>50	Pipeline programs in rare diseases
>30	New product launches planned with ~\$5B sales potential by 2020[7]

Rare diseases programs (green)

(1) Phase 3 ready. (2) Shire pipeline as of Q3 2015, including Dyax. (3) Including Phase 2/3 registrational trials. (4) From Baxalta investor presentations and diligence findings as of December 2015. (5) Ex-US and ex-Taiwan. (6) Pending completion of Dyax acquisition. (7) Based on Shire management projections; including recently approved products Adynovate, Vonvendi and Obizur

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Multiple recent and upcoming pipeline catalysts Selected events Intuniv EU approval (Sept 2015) Adynovate (Nov 2015) and Vonvendi (Dec 2015) FDA approval Obizur EU approval (Nov 2015) Pacritinib FDA filing EU filing of Onivyde Positive Phase 3 results for lifitegrast (OPUS 3) Fast-track designation for Cinryze in Antibody Mediated Rejection Lifitegrast FDA re-submission with OPUS 3 data (Q1 2016) 20% subcutaneous IG formulation anticipated US/EU approval Onivyde (MM-398) EU approval Pacritinib accelerated approval in myelofibrosis in US Key Phase 3 starts: DX2930 (HAE)(2), EoE(3), Cinryze sub-cutaneous, HyQvia (CIDP(4)) Key Phase 2 data: SHP607 (retinopathy of prematurity) Key Phase 1 starts: BAX 826 (EHL FVIII)(5), BAX 888 (FVIII gene therapy) (1) Projected approvals contingent on authorization by regulatory authorities. Projected trial initiations contingent on appropriate regulatory authorizations. (2) Subject to completion of Shire’ pending acquisition of Dyax. (3) Eosinophilic Esophagitis (4) Chronic Inflammatory Demyelinating Polyneuropathy (5) Targeting further half-life extension to allow weekly / biweekly dosing. 16 Projected 2016 pipeline milestones(1) Recent pipeline progress

Combined rare diseases capabilities create industry-leading platform for future growth opportunities Cutting-edge, flexible manufacturing Specialized research and development expertise Targeted, high-touch go-to-market model Industry leading capability to drive growth of rare and specialty products High talent, entrepreneurial organization Global commercial infrastructure Focused and disciplined BD capability Broad channel management capabilities Lean G&A model 17

Transaction delivers significant shareholder value • Double-digit top-line compound annual growth • #1 rare diseases company by revenue • TA leadership positions with best-in-class products • Significant operating synergies • Combined effective Non-GAAP tax rate of 16-17% expected in 2017, and beyond • Growth and innovation: >30 new product launches planned by 2020(1) • Diversification across multiple attractive TAs with future optionality • Accretive to Non-GAAP earnings from 2017 onward • Entrepreneurial, patient-focused biotech culture and spirit • Attractive ROIC profile • Significant operating cash flow 18 Note: All future results described are estimates based on Shire management projections (1) Contingent on regulatory approval. Sustainable value creation Compelling financial profile

Financial highlights • Double-digit top-line growth • Expected to be accretive to Non-GAAP diluted EPS in 2017, the first full calendar year of ownership, and beyond Expect combined annual operating cash flow of approximately $6B beginning in 2018 • • Attractive ROIC; projected to exceed Shire cost of capital in 2020 • Shire and its tax counsel are confident that a merger with the proposed cash consideration of $18 per Baxalta share will not jeopardize the tax-free status of the Baxalta spinoff from Baxter • Funded initially by an $18B fully underwritten bank facility to finance the cash consideration, fees and expenses, and to repurchase Baxalta bonds if required; facility has a one year term with a one year extension at Shire’s option Shire plans to de-lever rapidly post-close by deploying free cash flow to repay debt. Shire is targeting a net debt to EBITDA range of between • 2.0x and 3.0x 12-18 months post-closing • The financing has been structured with the goal to maintain an investment grade credit rating for the combined entity 19 Financing Cash consideration ROIC Operating cash flow Earnings accretion Growth profile

Significant synergy opportunity >$500M Annual cost synergies projected by end of year 3 16-17% Combined effective Non-GAAP tax rate achieved by year-end 2017 Accelerated growth through combined capabilities and global infrastructure • Lever increased scale across global commercial footprint • Presence in >100 global countries Apply “best of both” commercial capabilities across the joint portfolio • Combine existing Swiss operations • • Increase efficiencies Lever combined scale and network Align to Shire’s lean operating model Optimize combined R&D portfolio Streamline combined commercial footprint • Alignment across rare disease portfolio • • • Efficient global financial management • • 20 Revenue Tax Cost

Combination creates diversification and optionality for the new enterprise • Increased revenue diversification • Geographic distribution mitigates pricing, political, reimbursement risks • Lifecycle balance and IP portfolio with long-duration assets mitigate future LOEs • Expanded range of therapeutic areas and adjacencies for new growth opportunities • Enhanced US specialty field force and global presence in over 100 countries • Enhanced cash flows, enabling sustained investment in highest return programs • Optionality for further portfolio optimization and growth opportunities 21 Optionality Diversification

Strong record of integration and accelerating growth 2013 2014 2015 22 (1) Dyax acquisition announced 2 Nov 2015. 30-year history of growth and superior financial results fueled by effective identification and integration of strategic acquisitions (1) integration planning Pending acquisition; on track Fully integrated with no disruptions to critical programs Integration on track, exceeding synergy targets; Natpara successfully launched in US

Compelling opportunity for companies shareholders of both • Accelerated strategic plan including leading positions in two new rare disease categories and an emerging position in oncology • Immediate significant premium • Acceleration and diversification of Baxalta’s strategy • Enhanced growth trajectory • Accretion to Non-GAAP EPS and enhanced cash flows • Attractive value creation and ROIC • Opportunity to participate in value created from the combined dynamic growth platform • Increased global scale and diversification • Optionality for further portfolio optimization and growth opportunities 23 Baxalta shareholders expected to benefit from… Shire shareholders expected to benefit from…

And benefits key stakeholders beyond investors 24 (1) Largest by revenue. For employees – rewarding opportunity for growth • Develop and deliver innovative therapies for patients in need • Entrepreneurial biotech culture with career growth opportunities • Individuals valued and rewarded for their contributions For patients and physicians – a rare diseases innovation leader • Largest portfolio of rare diseases products(1) • Commitment to strong patient services • Robust pipeline addressing serious unmet needs

Summary 25 Delivers portfolio diversification and optionality Provides compelling financial profile and value creation Delivers TA leadership with best-in-class products and franchises Immediately creates the global leader in rare diseases

Non-GAAP financial measures This presentation contains financial measures not prepared in accordance with US GAAP. These Non-GAAP measures exclude the effect of certain cash and non-cash items, that Shire's management believes are not related to the core performance of Shire’s business. These Non-GAAP financial measures are used by Shire’s management to make operating decisions because they facilitate internal comparisons of Shire’s performance to historical results and to competitors’ results. Shire’s Remuneration Committee uses certain key Non-GAAP measures when assessing the performance and compensation of employees, including Shire’s Directors. The Non-GAAP measures are presented in this presentation as Shire’s management believe that they will provide investors with a means of evaluating, and an understanding of how Shire’s management evaluates, Shire’s performance and results on a comparable basis that is not otherwise apparent on a US GAAP basis, since many non-recurring, infrequent or non-cash items that Shire’s management believe are not indicative of the core performance of the business may not be excluded when preparing financial measures under US GAAP. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with US GAAP. Where applicable the following items, including their tax effect, have been excluded when calculating Non-GAAP earnings: Amortization and asset impairments: • • Intangible asset amortization and impairment charges; and Other than temporary impairment of investments. Acquisitions and integration activities: • • • • Up-front payments and milestones in respect of in-licensed and acquired products; Costs associated with acquisitions, including transaction costs, fair value adjustments on contingent consideration and acquired inventory; Costs associated with the integration of companies; and Noncontrolling interests in consolidated variable interest entities. Divestments, reorganizations and discontinued operations: • • • • Gains and losses on the sale of non-core assets; Costs associated with restructuring and reorganization activities; Termination costs; and Income/(losses) from discontinued operations. Legal and litigation costs: • Net legal costs related to the settlement of litigation, government investigations and other disputes (excluding internal legal team costs). Other: • • • Net income tax credit (being income tax, interest and estimated penalties) related to the settlement of certain tax positions with the Canadian revenue authorities. Costs associated with AbbVie’s terminated offer for Shire, including costs of employee retention awards. Break fee received in relation to AbbVie’s terminated offer for Shire. A reconciliation of Non-GAAP financial measures to the most directly comparable measure under US GAAP is presented in Shire’s FY 2014 earnings release on pages 24 to 29, available at http://investors.Shire.com/quarterly-results/all.aspx. 26